EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Net sales	$670,165	$584,774	$1,308,724	$1,137,451

Costs and expenses:
Cost of products sold	533,932	444,734	1,041,291	877,187
Selling, general and administrative expenses	64,489	60,438	130,319	115,523
Research and development	6,046	4,724	11,102	8,316
Interest expense	3,235	3,774	6,661	7,846
Other costs (income), net	(1,211)	(146)	(1,704)	896
Minority interest in net income	181	257	388	397

Income before income taxes	63,493	70,993	120,667	127,286

Provision for income taxes	24,700	27,000	46,400	48,400

Net income	$38,793	$43,993	$74,267	$78,886

Basic earnings per share of common stock	$.73	$.83	$1.40	$1.49

Diluted earnings per share of common stock	$.72	$.82	$1.38	$1.47

Cash dividends paid per share of common stock	$.28	$.26	$.56	$.52

Weighted-average common shares outstanding	53,106	52,942	53,065	52,929

Weighted-average common shares and common stock equivalents outstanding	53,829	53,773	53,818	53,688

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	June 30, 2003	December 31, 2002
ASSETS

Cash	$85,556	$56,401
Accounts receivable, net	340,240	321,790
Inventories, net	325,114	308,344
Prepaid expenses	37,856	35,120
Total current assets	788,766	721,655

Property and equipment, net	907,415	909,953

Goodwill	451,280	448,009
Other intangible assets, net	73,773	76,176
Deferred charges and other assets	107,545	100,857
Total	632,598	625,042

TOTAL ASSETS	$2,328,779	$2,256,650

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current portion of long-term debt	$1,017	$3,516
Short-term borrowings	6,605	1,714
Accounts payable	233,352	230,468
Accrued salaries and wages	62,847	71,610
Accrued income and other taxes	25,102	18,545
Total current liabilities	328,923	325,853

Long-term debt, less current portion	684,100	718,277
Deferred taxes	110,300	106,050
Deferred credits and other liabilities	149,660	143,056
Total liabilities	1,272,983	1,293,236

Minority interest	5,219	4,440

Stockholders’ equity:

Common stock issued and outstanding (61,513,910 and 61,344,887 shares)	6,151	6,134
Capital in excess of par value	254,672	248,206
Retained income	1,097,018	1,052,475
Other comprehensive income (loss)	(56,920)	(97,497)
Common stock held in treasury at cost (8,401,149 and 8,401,149 shares)	(250,344)	(250,344)
Total stockholders’ equity	1,050,577	958,974

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,328,779	$2,256,650

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2003	2002
Cash flows from operating activities
Net income	$74,267	$78,886
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,573	58,615
Minority interest in net income	388	397
Stock award compensation	6,177	7,792
Deferred income taxes	3,525	5,398
Loss (income) of unconsolidated affiliated companies	(688)	1,360
Loss (gain) on sales of property and equipment	141	404
Changes in working capital, net of effects of acquisitions	(14,963)	(12,190)
Net change in deferred charges and credits	2,642	(8,650)

Net cash provided by operating activities	137,062	132,012

Cash flows from investing activities
Additions to property and equipment	(46,930)	(32,645)
Business acquisition adjustments, net of cash acquired	(1,185)	62
Proceeds from sales of property and equipment	75	151

Net cash used in investing activities	(48,040)	(32,432)

Cash flows from financing activities
Change in long-term debt	(39,777)	(56,317)
Change in short-term debt	2,229	(3,572)
Cash dividends paid to stockholders	(29,724)	(27,508)
Stock incentive programs	213	—
Net cash used by financing activities	(67,059)	(87,397)
Effect of exchange rates on cash	7,192	1,401
Net increase in cash	29,155	13,584
Cash balance at beginning of year	56,401	35,101
Cash balance at end of period	$85,556	$48,685

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held In Treasury	Total Stockholders’ Equity

Balance at December 31, 2000	$6,097	$237,100	$854,506	$(49,855)	$(249,091)	$798,757

Net income			140,325			140,325
Translation adjustment				(6,634)		(6,634)
Pension liability adjustment, net of $(108) tax benefit				(170)		(170)
Total comprehensive income						133,521
Cash dividends paid on common stock $1.00 per share			(52,812)			(52,812)
Stock incentive programs and related tax effects	30	7,878				7,908
Purchase of 30,000 shares of common stock					(1,226)	(1,226)

Balance at December 31, 2001	6,127	244,978	942,019	(56,659)	(250,317)	886,148

Net income			165,515			165,515
Translation adjustment				7,015		7,015
Pension liability adjustment, net of $(29,313) tax benefit				(47,853)		(47,853)
Total comprehensive income						124,677
Cash dividends paid on common stock $1.04 per share			(55,059)			(55,059)
Stock incentive programs and related tax effects	7	3,228				3,235
Common stock transaction (761 shares) related to an escrow settlement of a previous subsidiary acquisition					(27)	(27)

Balance at December 31, 2002	6,134	248,206	1,052,475	(97,497)	(250,344)	958,974

Net income for the first six months of 2003			74,267			74,267
Translation adjustment for the first six months of 2003				40,577		40,577
Total comprehensive income*						114,844
Cash dividends paid on common stock $.56 per share			(29,724)			(29,724)
Stock incentive programs and related tax effects	17	6,466				6,483

Balance at June 30, 2003	$6,151	$254,672	$1,097,018	$(56,920)	$(250,344)	$1,050,577

* Total comprehensive income for the second quarter of 2003 and 2002 was $64,548 and $49,431 respectively, and was $81,976 for the first six months of 2002.

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2002.

Note 2 - Accounting for Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123.”  The Company is choosing to continue with its current practice of applying the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees.”  The Company has adopted the disclosure requirements of SFAS No. 148 in its discussion of stock based employee compensation but the alternative transition options made available by the standard are not being implemented.

The intrinsic value method is used to account for stock-based compensation plans.  If compensation expense had been determined based on the fair value method with the pro forma compensation expense reflected over the vesting period, net income and income per share would have been adjusted to the pro forma amounts indicated below:

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in thousands, except per share amounts)	2003	2002	2003	2002
Net income - as reported	$38,793	$43,993	$74,267	$78,886
Add: Stock-based compensation expense included in net income, net of related tax effects	1,649	2,512	3,802	4,829
Deduct: Total stock-based compensation expense determined under fair value, net of related tax effects	(2,018)	(2,789)	(4,541)	(5,383)
Net income - pro forma	$38,424	$43,716	$73,528	$78,332

Basic earnings per share - as reported	$0.73	$0.83	$1.40	$1.49
Basic earnings per share - pro forma	$0.72	$0.83	$1.39	$1.48
Diluted earnings per share - as reported	$0.72	$0.82	$1.38	$1.47
Diluted earnings per share - pro forma	$0.71	$0.81	$1.37	$1.46

Note 3 – Adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”

Effective January 1, 2002, the Company adopted the reporting requirements of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” and, as required, has applied its requirements to acquisitions made after June 30, 2001.  Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment.  Contractual or separable intangible assets that have finite useful lives will continue to be amortized over their useful lives.

Changes in the carrying amount of goodwill attributable to each reportable operating segment follows:

(in thousands)	Flexible Packaging Segment	Pressure Sensitive Materials Segment	Total

Reported balance at December 31, 2002	$397,301	$50,708	$448,009
Currency translation and other adjustments	3,271		3,271
Reported goodwill balance at June 30, 2003	$400,572	$50,708	$451,280

The components of amortized intangible assets follow:

	June 30, 2003		December 31, 2002
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible Assets
Contract based	15,323	(3,966)	15,323	(3,233)
Technology based	52,296	(6,585)	52,034	(5,285)
Marketing related	9,281	(816)	9,075	(292)
Customer based	9,572	(1,332)	9,367	(813)
Reported balance	$86,472	$(12,699)	$85,799	$(9,623)

Amortization expense for intangible assets during the first six months of 2003 was $3.0 million.  Estimated amortization expense for the remainder of 2003 is $2.8 million; for 2004, 2005, and 2006 is $5.7 million each year; and $5.6 million for 2007 and 2008 each.

Note 4 - Segments of Business

The Company’s business activities are organized around its two principal business segments, flexible packaging and pressure sensitive materials.  Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended June 30,		Six Months Ended June 30,
Business Segments (in millions)	2003	2002	2003	2002
Net Sales to Unaffiliated Customers:
Flexible Packaging	$532.7	$456.7	$1,047.1	$891.5
Pressure Sensitive Materials	137.9	128.4	262.1	246.5

Intersegment Sales:
Flexible Packaging	(0.5)	(0.3)	(0.5)	(0.5)
Pressure Sensitive Materials
Total	$670.1	$584.8	$1,308.7	$1,137.5

Operating Profit and Pretax Profit:
Flexible Packaging	$69.9	$76.9	$136.6	$141.0
Pressure Sensitive Materials	6.0	7.2	8.5	12.2
Total operating profit	75.9	84.1	145.1	153.2

General corporate expenses	(8.9)	(9.1)	(17.3)	(17.7)
Interest expense	(3.3)	(3.7)	(6.7)	(7.8)
Minority interest in net income	(0.2)	(0.3)	(0.4)	(0.4)
Income before income taxes	$63.5	$71.0	$120.7	$127.3

Identifiable Assets:
Flexible Packaging			$1,809.0	$1,525.7
Pressure Sensitive Materials			393.2	358.5
Total identifiable assets			2,202.2	1,884.2
Corporate assets			126.6	100.6
Total			$2,328.8	$1,984.8

Note 5 - Taxes Based On Income

The Company’s 2003 effective tax rate of 38% differs from the federal statutory rate of 35% primarily due to state and local income taxes.

Note 6 - Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

(in thousands)	June 30, 2003	December 31, 2002
Raw materials and supplies	$100,013	$101,003
Work in process and finished goods	238,106	220,841
Total inventories, gross	338,119	321,844
Less inventory reserves	(13,005)	(13,500)
Total inventories, net	$325,114	$308,344

Note 7 - Subsequent Events

On August 21, 2002, the Company announced an agreement to sell its pressure sensitive materials business segment to UPM-Kymmene for $420 million.  The European regulatory agency approved the transaction on October 16, 2002.  On April 15, 2003, the U.S. Department of Justice filed a civil complaint to block the proposed sale of this business to UPM-Kymmene, citing its concern that the sale would reduce competition in the production of bulk paper labelstock for use in variable information printing and prime labeling.

In an opinion released July 25, 2003, by the U.S. District Court for the Northern District of Illinois, the U.S. Department of Justice was granted an injunction to block the transaction.  The companies do not plan to appeal the court decision and have agreed to terminate the purchase and sale agreement.

In July 2003, the Company committed to a plan to close three flexible packaging plants:  Murphysboro, Illinois; Union City, California; and Prattville, Alabama.  The closure of these plants, together with related support staff reductions elsewhere within the flexible packaging business segment, will reduce fixed costs and improve capacity utilization elsewhere in the Company.  Preliminary estimates of restructuring and related charges associated with the plant closing activities, including severance, relocation, and accelerated depreciation, range from $11 to $13 million for the third quarter, $2 to $3 million for the fourth quarter, and approximately $1 million in 2004.

Note 8 – Legal Proceedings

In a Form 8-K filed with the Securities and Exchange Commission on April 23, 2003, the Company disclosed that the Department of Justice had notified the Company that it expected to initiate a criminal investigation into competitive practices in the labelstock industry.  Bemis expects to receive a subpoena with regard to this investigation in the future.  The Company has received no indication of allegations against Bemis and will continue to cooperate fully with the requests of the Department of Justice.

Following disclosure of the investigation by the Department of Justice, six civil lawsuits purporting to represent a nationwide class of labelstock purchasers have been filed naming Bemis and its wholly-owned subsidiary, Morgan Adhesives Company, as defendants.  The lawsuits filed to date allege a conspiracy to fix prices within the self-adhesive labelstock industry.  Other named defendants include Avery Dennison Corporation, UPM-Kymmene Corporation, and Raflatac, Inc.  The lawsuits allege that each of the defendants conspired to fix, raise, maintain or stabilize prices for self-adhesive labels in the United States and that, as a result, plaintiffs and members of the purported class paid artificially inflated prices.  The lawsuits request injunctive relief and damages, including treble damages, costs of suit, and reasonable attorneys’ fees.

Bemis intends to vigorously defend these lawsuits.  Given the preliminary nature of the Department of Justice investigation and related civil lawsuits, however, the Company is unable to predict the outcome of the lawsuits and what effect, if any, the resolution of these matters may have on the Company’s financial position.

Note 9 - Earnings Per Share Computations

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Income available to common stockholders (numerator)	$38,793,000	$43,993,000	$74,267,000	$78,886,000
Weighted-average common shares outstanding (denominator)	53,105,646	52,941,693	53,064,891	52,929,244
Basic earnings per share of common stock	$0.73	$0.83	$1.40	$1.49
Dilutive effects of stock option and stock awards, net of windfall tax benefits	723,153	831,008	753,306	758,923
Weighted-average common shares and common stock equivalents outstanding (denominator)	53,828,799	53,772,701	53,818,197	53,688,167
Diluted earnings per share of common stock	$0.72	$0.82	$1.38	$1.47

Certain options outstanding at June 30, 2003 and 2002 (204,535 shares and 0 shares, respectively), were not included in the computation of diluted earnings per share because they would not have had a dilutive effect.